

August 6, 2018

Paul Vasington
Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street MS B-25
Attleboro, MA 02703

      Re: Sensata Technologies Holding plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 1, 2018
           Form 8-K filed July 24, 2018
           File No. 001-34652

Dear Mr. Vasington:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 24, 2018

Exhibit 99.1

1.   In the highlight section, you present non-GAAP organic revenue growth, adjusted EBIT margin growth and adjusted EPS growth without also presenting the change in the comparable GAAP measures. Your presentation appears to give greater prominence to the non-GAAP measures, which is inconsistent with the Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your future earnings releases to comply with that guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery